UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2026
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2026

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$

Voyage charter revenues (note 3)	300,109	186,703	531,202	379,346
Time-charter revenues (note 3)	27,496	4,550	41,251	10,864
Bareboat-charter revenues (note 3)	2,655	—	5,532	—
Other revenues (note 3)	49,248	41,613	87,617	74,295
Total revenues	379,508	232,866	665,602	464,505

Voyage expenses (note 6)	(77,341)	(78,638)	(134,956)	(165,505)
Vessel operating expenses	(67,308)	(60,499)	(128,525)	(121,667)
Charter hire expenses (note 8)	(9,090)	(11,618)	(18,768)	(26,027)
Depreciation and amortization	(20,816)	(20,944)	(43,004)	(44,184)
General and administrative expenses	(15,275)	(14,505)	(25,655)	(24,217)
Gain on sale and write-down of assets (note 12)	32,291	13,895	54,947	52,058
Restructuring charges (note 13)	—	(5,568)	—	(5,568)
Income from operations	221,969	54,989	369,641	129,395

Interest income	10,379	7,568	18,425	13,425
Interest expense	(797)	(777)	(1,286)	(1,550)
Equity income and gain on distribution from equity-accounted investment (note 14)	—	659	1,500	889
Other (expense) income (note 15)	(562)	(257)	259	(4,415)
Net income before income tax	230,989	62,182	388,539	137,744
Income tax (expense) recovery (note 16)	(5,076)	432	(9,075)	902
Net income	225,913	62,614	379,464	138,646

Per common share amounts (note 17)
- Basic earnings per share	$6.49	$1.81	$10.91	$4.02
- Diluted earnings per share	$6.47	$1.80	$10.87	$4.00
- Cash dividends declared	$1.25	$1.25	$1.50	$1.50

Weighted-average number of Class A and Class B common shares outstanding (note 17)
- Basic	34,797,239	34,580,482	34,778,018	34,531,935
- Diluted	34,913,894	34,739,396	34,911,886	34,703,257

Related party transactions (note 11)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars)

	As at	As at
	June 30, 2026	December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents	735,007	830,569
Short-term investments (note 9)	476,582	22,000
Restricted cash – current (note 18)	3,655	692
Accounts receivable, net of allowance of $5.0 million (2025 - $4.4 million)	85,832	82,781
Assets held for sale (note 12)	62,629	26,834
Due from affiliates (note 11)	1,825	2,804
Bunker and lube oil inventory	37,788	29,409
Prepaid expenses	13,699	17,013
Accrued revenue	38,941	52,005
Other current assets (note 5)	14,165	15,351
Total current assets	1,470,123	1,079,458
Vessels and equipment
At cost, less accumulated depreciation of $500.9 million (2025 - $487.7 million) (notes 3, 5, 7 and 12)	1,026,340	1,000,483
Advances on newbuilding contracts (note 19)	33,412	—
Operating lease right-of-use assets (note 8)	27,801	38,161
Total vessels and equipment	1,087,553	1,038,644
Goodwill and intangible assets (note 5)	10,896	2,426
Other non-current assets (note 5)	23,396	121,146
Total assets	2,591,968	2,241,674
LIABILITIES AND EQUITY
Current
Accounts payable	31,331	19,926
Accrued liabilities (note 6)	88,703	84,724
Current portion of operating lease liabilities (note 8)	16,576	21,107
Due to affiliates (note 11)	—	595
Other current liabilities (note 3)	10,609	8,938
Total current liabilities	147,219	135,290
Long-term operating lease liabilities (note 8)	11,225	17,054
Other long-term liabilities (note 6)	57,639	45,714
Total liabilities	216,083	198,058
Commitments and contingencies (notes 7, 8, 9 and 19)
Equity
Common shares and additional paid-in capital (585.0 million shares authorized, 30.1 million Class A and 4.6 million Class B shares issued and outstanding as of June 30, 2026, and 585.0 million shares authorized, 29.9 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2025) (note 10)	1,319,784	1,314,640
Accumulated surplus	1,056,101	728,976
Total equity	2,375,885	2,043,616
Total liabilities and equity	2,591,968	2,241,674
Subsequent events (note 20)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2026	2025
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	379,464	138,646
Non-cash items:
Depreciation and amortization	43,004	44,184
Gain on sale and write-down of assets (note 12)	(54,947)	(52,058)
Equity income and gain on distribution from equity-accounted investment (note 14)	(1,500)	(889)
Provision (recovery) for uncertain tax position	1,303	(5,035)
Other	4,587	11,996
Change in operating assets and liabilities	4,967	1,008
Expenditures for dry docking	(12,575)	(7,787)
Net operating cash flow	364,303	130,065

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	1,174	1,496
Cash dividends paid	(51,966)	(51,727)
Other	(968)	(1,256)
Net financing cash flow	(51,760)	(51,487)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 12)	125,316	184,085
Distribution from equity-accounted joint venture (note 14)	1,500	—
Expenditures for vessels and equipment	(1,515)	(998)
Purchase of short-term investments	(552,374)	(61,000)
Proceeds from short-term investments	97,792	—
Vessel acquisitions	(42,449)	(63,005)
Advances on newbuilding contracts (note 19)	(33,412)	—
Purchase of marketable securities	—	(2,348)
Net investing cash flow	(405,142)	56,734

(Decrease) increase in cash, cash equivalents and restricted cash	(92,599)	135,312
Cash, cash equivalents and restricted cash, beginning of the period	831,261	515,561
Cash, cash equivalents and restricted cash, end of the period	738,662	650,873
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2025	34,548	1,226,108	88,532	728,976	2,043,616
Net income	—	—	—	153,551	153,551
Dividends declared	—	—	—	(8,707)	(8,707)
Equity-based compensation (note 10)	96	1,452	—	—	1,452
Balance as at March 31, 2026	34,644	1,227,560	88,532	873,820	2,189,912
Net income	—	—	—	225,913	225,913
Dividends declared	—	—	—	(43,632)	(43,632)
Equity-based compensation (note 10)	36	3,692	—	—	3,692
Balance as at June 30, 2026	34,680	1,231,252	88,532	1,056,101	2,375,885

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2024	34,361	1,220,963	88,532	447,055	1,756,550
Net income	—	—	—	76,032	76,032
Dividends declared	—	—	—	(8,626)	(8,626)
Equity-based compensation (note 10)	72	263	—	—	263
Balance as at March 31, 2025	34,433	1,221,226	88,532	514,461	1,824,219
Net income	—	—	—	62,614	62,614
Dividends declared	—	—	—	(43,275)	(43,275)
Equity-based compensation (note 10)	98	3,783	—	—	3,783
Balance as at June 30, 2025	34,531	1,225,009	88,532	533,800	1,847,341
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd. (or Teekay Tankers), which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries and equity-accounted joint venture (collectively, the Company).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, filed on Form 20-F with the U.S. Securities and Exchange Commission (or SEC) on March 13, 2026. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2.    Recent Accounting Pronouncements
In May 2026, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes a comprehensive framework for the recognition, measurement, presentation, and disclosure of environmental credits and related compliance obligations. The standard addresses an area that previously lacked specific authoritative guidance and had resulted in diversity in practice.

Under the new guidance, environmental credits are classified and accounted for based on their intended use. Environmental credits held for regulatory compliance purposes are generally recognized at cost and are not subsequently remeasured, while environmental credits held for sale or exchange are also recognized at cost but are subject to impairment assessments. Costs associated with environmental credits acquired solely to support voluntary environmental initiatives are generally expensed as incurred. The guidance also establishes specific requirements for the recognition and measurement of environmental credit obligations. Such obligations are measured based on the credits expected to be used to settle the obligation, with any unfunded portion measured at the fair value of the additional credits required to satisfy the obligation.

The amendments in the standard are effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted and should be applied retrospectively through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. Any financial statement information should not be recast prior to the period of adoption. The Company expects to adopt this standard beginning January 1, 2028. The Company is evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:

•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;

•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;

•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning January 1, 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.
3.    Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, Long Range 2 (or LR2) tankers, and a Very Large Crude Carrier (or VLCC) tanker) to its customers and providing operational and maintenance marine services

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters, and to a lesser extent bareboat charters from time to time.

The extent to which the Company employs its vessels on voyage charters versus time charters and bareboat charters is dependent upon the Company’s chartering strategy and the availability of time charters and bareboat charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. During 2026, the Company has three vessels on short-term bareboat contracts that relate to the acquisitions of such vessels completed in January 2026. These bareboat charters are charters under which the customer pays a fixed daily rate for a fixed period of time for use of the vessel, and the customer also pays for all costs of operating the vessel, including voyage and vessel operating expenses. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of voyage charters and time charters, see "Item 18 – Financial Statements: Note 4" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following tables contain a breakdown of the Company's revenue by segment and contract type for the three and six months ended June 30, 2026 and June 30, 2025. The Company’s lease income consists of the revenue from its voyage charters, time charters and bareboat charters.

	Three Months Ended June 30, 2026			Three Months Ended June 30, 2025
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	160,370	—	160,370	102,507	—	102,507
Aframax / LR2	130,089	—	130,089	84,196	—	84,196
VLCC (1)	9,650	—	9,650	—	—	—
Total	300,109	—	300,109	186,703	—	186,703

Time-charter revenues
Suezmax	17,063	—	17,063	—	—	—
Aframax / LR2	8,176	—	8,176	2,579	—	2,579
Bunker tanker (2)	—	2,257	2,257	—	1,971	1,971
Total	25,239	2,257	27,496	2,579	1,971	4,550

Bareboat-charter revenues
Aframax / LR2	2,655	—	2,655	—	—	—
Total	2,655	—	2,655	—	—	—

Other revenues (3)
Vessel operational and maintenance services (4)	328	41,033	41,361	448	34,354	34,802
Ship-to-ship support services	2,971	—	2,971	4,576	—	4,576
Management fees and other (5)	4,298	618	4,916	1,344	891	2,235
Total	7,597	41,651	49,248	6,368	35,245	41,613

Total revenues	335,600	43,908	379,508	195,650	37,216	232,866

(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by the Company to a third party.
(2)Includes variable lease payments of $nil and $1.0 million for the three months ended June 30, 2026 and 2025, respectively, related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(4)Includes a $5.6 million recovery of certain crewing costs during the three months ended June 30, 2026 that were incurred in 2025 and the first quarter of 2026 related to the Company's Australian operations, as well as $5.6 million related to the recovery of severance costs during the three months ended June 30, 2025 resulting from the termination of a management contract related to the Company's Australian operations (note 13).
(5)Tankers segment includes in-process revenue related to the acquisitions of three 2016-built Aframax / LR2 tankers that were completed in January 2026. For more details, see "In-process Revenue" subsection of this Note 3 below.

	Six Months Ended June 30, 2026			Six Months Ended June 30, 2025
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	274,542	—	274,542	211,272	—	211,272
Aframax / LR2	240,041	—	240,041	168,074	—	168,074
VLCC (1)	16,619	—	16,619	—	—	—
Total	531,202	—	531,202	379,346	—	379,346

Time-charter revenues
Suezmax	23,155	—	23,155	—	—	—
Aframax / LR2	13,615	—	13,615	7,057	—	7,057
Bunker tanker (2)	—	4,481	4,481	—	3,807	3,807
Total	36,770	4,481	41,251	7,057	3,807	10,864

Bareboat-charter revenues
Aframax / LR2	5,532	—	5,532	—	—	—
Total	5,532	—	5,532	—	—	—

Other revenues (3)
Vessel operational and maintenance services (4)	814	70,526	71,340	949	60,941	61,890
Ship-to-ship support services	5,382	—	5,382	9,458	—	9,458
Management fees and other (5)	9,771	1,124	10,895	1,344	1,603	2,947
Total	15,967	71,650	87,617	11,751	62,544	74,295

Total revenues	589,471	76,131	665,602	398,154	66,351	464,505
(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by the Company to a third party.
(2)Includes variable lease payments of $nil and $2.0 million for the six months ended June 30, 2026 and 2025, respectively, related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.
(4)Includes a $3.9 million recovery of certain crewing costs during the six months ended June 30, 2026 that were incurred in 2025 related to the Company's Australian operations, as well as $5.6 million related to the recovery of severance costs during the six months ended June 30, 2025 resulting from the termination of a management contract related to the Company's Australian operations (note 13).
(5)Tankers segment includes in-process revenue related to the acquisitions of three 2016-built Aframax / LR2 tankers that were completed in January 2026. For more details, see "In-process Revenue" subsection of this Note 3 below.
Charters-out
As at June 30, 2026, seven (December 31, 2025 - four) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire between September 2026 and May 2029. As at June 30, 2026, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $52.0 million (remainder of 2026), $17.8 million

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(2027), $8.0 million (2028), and $2.7 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2026 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.
Bareboat Charters-out
As at June 30, 2026, two (December 31, 2025 - none) of the Company’s vessels operated under fixed-rate bareboat-charter contracts, both of which were redelivered to us in July 2026 following the expiry of their contracts and have been trading in the spot market since redelivery. As at June 30, 2026, the minimum scheduled future revenues to be received by the Company under bareboat charters then in place were approximately $0.4 million (remainder of 2026). The hire payments should not be construed to reflect a forecast of total charter hire revenue for such periods. Future hire payments do not include any hire payments generated from new contracts entered into after June 30, 2026 or from variable consideration, if any, under contracts.

Contract Liabilities
As at June 30, 2026, the Company had $6.6 million (December 31, 2025 - $5.8 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.

In-process Revenue

In January 2026, the Company completed the acquisitions of three 2016-built Aframax / LR2 tankers. As part of the Company’s acquisitions of these tankers, the Company bareboat chartered out each tanker to the seller for a short-term period with rates that are less favorable than prevailing market rates; as a result, the Company paid a purchase price that is less than the estimated fair value of each vessel. As at June 30, 2026, the Company has recorded both an asset and a liability based on the difference between the fair value and the purchase price for each of the vessels. The Company is amortizing the assets, which are included as part of vessels and equipment in the Company's unaudited consolidated balance sheets, over each vessel’s estimated remaining useful life, and the Company is amortizing the liabilities, which are included as part of other current liabilities in the Company's unaudited consolidated balance sheets, over the estimated remaining term of the short-term bareboat contracts, which are expected to expire prior to the end of the third quarter of 2026.

For the three and six months ended June 30, 2026, the Company recognized $4.3 million and $9.8 million (2025 - $nil and $nil) of amortization related to these liabilities. The amortization, which is classified as in-process revenue, is included as part of other revenues in the Company's unaudited consolidated statements of income. The remaining liabilities are expected to be fully amortized by the end of the third quarter of 2026.
4.    Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: 1) tankers and 2) marine services. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on the two lines of business, and its segments are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The Company's two operating segments include: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. For more details, see "Item 18 – Financial Statements: Note 1" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. The measure of segment assets is reported on the balance sheet as total consolidated assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following tables include the Company’s revenues, expenses, other segment items, income from operations, and gain on distribution and equity income from equity-accounted investment by segment, and reconcile such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

	Three Months Ended June 30, 2026
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	335,600	43,908	379,508
Voyage expenses	(77,341)	—	(77,341)
Vessel operating expenses	(32,411)	(34,897)	(67,308)
Charter hire expenses	(8,463)	(627)	(9,090)
Depreciation and amortization	(20,816)	—	(20,816)
General and administrative expenses	(15,275)	—	(15,275)
Gain on sale of vessel	32,291	—	32,291
Income from operations	213,585	8,384	221,969

Non-segment reconciling items:
Interest income			10,379
Interest expense			(797)
Other expense			(562)
Net income before income tax			230,989
(1)For the three months ended June 30, 2026, Marine Services and Other includes a $5.6 million recovery of certain crewing costs that were incurred in 2025 and the first quarter of 2026 related to the Company's Australian operations.

	Three Months Ended June 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	195,650	37,216	232,866
Voyage expenses	(78,638)	—	(78,638)
Vessel operating expenses	(32,443)	(28,056)	(60,499)
Charter hire expenses	(10,991)	(627)	(11,618)
Depreciation and amortization	(20,944)	—	(20,944)
General and administrative expenses	(14,505)	—	(14,505)
Gain on sale of vessels	13,895	—	13,895
Restructuring charges (1)	—	(5,568)	(5,568)
Income from operations	52,024	2,965	54,989

Equity income	659	—	659
Non-segment reconciling items:
Interest income			7,568
Interest expense			(777)
Other expense			(257)
Net income before income tax			62,182
(1)For the three months ended June 30, 2025, Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Six Months Ended June 30, 2026
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	589,471	76,131	665,602
Voyage expenses	(134,956)	—	(134,956)
Vessel operating expenses	(63,424)	(65,101)	(128,525)
Charter hire expenses	(17,521)	(1,247)	(18,768)
Depreciation and amortization	(43,004)	—	(43,004)
General and administrative expenses	(25,655)	—	(25,655)
Gain on sale of vessels	54,947	—	54,947
Income from operations	359,858	9,783	369,641

Gain on distribution from equity-accounted investment	1,500	—	1,500
Non-segment reconciling items:
Interest income			18,425
Interest expense			(1,286)
Other income			259
Net income before income tax			388,539
(1)For the six months ended June 30, 2026, Marine Services and Other includes a $3.9 million recovery of certain crewing costs that were incurred in 2025 related to the Company's Australian operations.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Six Months Ended June 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	398,154	66,351	464,505
Voyage expenses	(165,505)	—	(165,505)
Vessel operating expenses	(68,190)	(53,477)	(121,667)
Charter hire expenses	(24,780)	(1,247)	(26,027)
Depreciation and amortization	(44,184)	—	(44,184)
General and administrative expenses	(24,217)	—	(24,217)
Gain on sale and write-down of assets	52,058	—	52,058
Restructuring charges (1)	—	(5,568)	(5,568)
Income from operations	123,336	6,059	129,395

Equity income	889	—	889
Non-segment reconciling items:
Interest income			13,425
Interest expense			(1,550)
Other expense			(4,415)
Net income before income tax			137,744
(1)For the six months ended June 30, 2025, Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.

A reconciliation of total segment assets to total assets, presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2026 (1)	December 31, 2025 (1)
	$	$
Tankers	1,337,139	1,341,547
Marine Services and Other	41,415	44,754
Due from affiliates	1,825	2,804
Cash and cash equivalents	735,007	830,569
Short-term investments	476,582	22,000
Total assets	2,591,968	2,241,674

(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
5.    Intangible Assets and Other Non-Current Assets
Intangible Assets
Intangible assets are included in goodwill and intangible assets on the Company's unaudited consolidated balance sheets.

As part of the European Union Emissions Trading System (or EU ETS) requirements, as at June 30, 2026, the Company had a balance of European Union allowances (or EUAs) totaling $18.9 million (December 31, 2025 - $11.6 million), which was recorded as indefinite-lived intangible assets. As at June 30, 2026, $10.4 million (December 31, 2025 - $11.6 million) of these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2025 emissions levels and will be surrendered within one year from the balance sheet date, and the remaining $8.5 million (December 31, 2025 - $nil) of EUAs are related to the Company's 2026 emissions levels and will be surrendered more than one year from the balance sheet date.

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

As at
	June 30, 2026	December 31, 2025
	$	$
EUAs, at cost	8,470	—
	8,470	—

Other Non-Current Assets
In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The total purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which was recorded in other non-current assets in the Company's unaudited consolidated balance sheet as at December 31, 2025. The acquisition of the three tankers was completed during the first quarter of 2026, and the total payment of $99.0 million, which was previously recorded in other non-current assets, is included as part of vessels and equipment in the Company's unaudited consolidated balance sheet as at June 30, 2026.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
6.    Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's unaudited consolidated balance sheets.

Accrued Liabilities	As at
	June 30, 2026	December 31, 2025
	$	$
Voyage and vessel	49,340	41,020
Payroll and benefits	26,776	30,750
Obligation related to EU ETS	10,462	11,020
Other accrued liabilities	2,125	1,934
	88,703	84,724
Obligation Related to EU ETS
As at June 30, 2026, the Company has recorded an obligation of $19.9 million (December 31, 2025 - $11.0 million) related to its emissions levels, of which $10.4 million (December 31, 2025 - $11.0 million) is related to the Company's 2025 emissions levels and was included as part of accrued liabilities and the remaining $9.5 million (December 31, 2025 - $nil) is related to the Company's 2026 emissions levels and was included as part of other long-term liabilities in the unaudited consolidated balance sheets. During the three and six months ended June 30, 2026, the Company also recognized expenses related to EU ETS of $4.8 million and $9.4 million, respectively (2025 - $2.1 million and $4.8 million) as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities	As at
	June 30, 2026	December 31, 2025
	$	$
Freight tax provision (note 16)	32,778	31,073
Office lease liability - long term	9,695	8,216
Obligation related to EU ETS	9,418	—
Defined contribution pension liability	3,980	4,818
Other	1,768	1,607
	57,639	45,714
7.    Long-Term Debt
As at June 30, 2026, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $97.6 million (December 31, 2025 - $171.7 million), of which $97.6 million (December 31, 2025 - $171.7 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 5.7% as of June 30, 2026 (December 31, 2025 - 5.7%). The Company is required to pay a commitment fee which is calculated based on 0.7% of the undrawn portion of the 2023 Revolver. During the three and six months ended June 30, 2026, total commitment fees paid were $0.2 million and $0.5 million, respectively (2025 - $0.5 million and $0.9 million), which is recorded as part of interest expense in the Company's unaudited consolidated statements of income. In April 2026, eight tankers were released from collateral securing obligations under the 2023 Revolver, and the aggregate amount of borrowings available at that time under the 2023 Revolver were reduced by $60.5 million. As of June 30, 2026, the total amount available under the 2023 Revolver was scheduled to decrease by $13.7 million (remainder of 2026), $27.3 million (2027), $35.1 million (2028), and $21.5 million (2029). As of June 30, 2026, the 2023 Revolver was collateralized by nine (December 31, 2025 - 17) of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at June 30, 2026, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at June 30, 2026, the Company was in compliance with all covenants in respect of the 2023 Revolver.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
8.    Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
As at June 30, 2026, minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $18.3 million (remainder of 2026), $15.3 million (2027), $8.5 million (2028), and $7.4 million (2029).
9.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		June 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 18)	Level 1	738,662	738,679	831,261	831,261
Short-term investments	Level 1	476,582	476,585	22,000	22,000
Obligation related to EU ETS (note 6) (1)	Level 1	(19,880)	(19,880)	(11,020)	Note (1)
(1)As at June 30, 2026, the Company has recorded an obligation related to EU ETS of $19.9 million, of which $10.4 million (December 31, 2025 - $11.0 million) was included as part of accrued liabilities and the remaining balance of $9.5 million (December 31, 2025 - $nil) was included as part of other long-term liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at June 30, 2026, an accrual of $0.9 million was made as the carrying value of the EUAs held was less than the total emissions liability (December 31, 2025 - $nil).
The Company is exposed to credit loss in the event of non-performance by the financial institutions and the U.S. Government where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with different counterparties to reduce concentration risk.

10.    Share Capital and Equity-Based Compensation
The authorized share capital of the Company at June 30, 2026 and December 31, 2025 was 100.0 million preference shares, with a par value of $0.01 per share, 485.0 million Class A common shares, with a par value of $0.01 per share, and 100.0 million Class B common shares, with a par value of $0.01 per share. A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As of June 30, 2026, the Company had 30,054,115 Class A common shares (December 31, 2025 – 29,921,732), 4,625,997 Class B common shares (December 31, 2025 – 4,625,997) and no preference shares (December 31, 2025 – nil) issued and outstanding.

During the three and six months ended June 30, 2026, the Company recognized $3.4 million and $3.8 million (2025 - $2.7 million and $2.8 million), respectively, of expenses related to restricted stock units in general and administrative expenses. During the six months ended June 30, 2026, a total of 29,050 restricted stock units (2025 - 27,223) with a market value of $2.1 million (2025 - $1.2 million) vested and 16,164 (2025 - 15,483) shares of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
11.    Related Party Transactions
a.The Company and its subsidiaries have entered into management services agreements with Teekay and its affiliates (other than Teekay Tankers Ltd. and its subsidiaries) pursuant to which the Company provides services to Teekay and its affiliates in return for a management fee paid to the Company by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Transaction fee related to the sale of certain vessels (i)	(535)	(340)	(935)	(1,040)
Management fee revenues (ii)	392	683	666	1,172
(i)The Company pays a transaction fee to Teekay upon the sale of vessels that were previously owned by Tanker Investments Ltd., which the Company acquired in 2017. This fee is equal to 1.0% of the aggregate consideration payable to the Company pursuant to a sale contract. During the three and six months ended June 30, 2026, this fee was related to the sales of one vessel and two vessels, respectively (2025 - one vessel and three vessels).
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Company.
b.Teekay and its subsidiaries (other than Teekay Tankers Ltd. and its subsidiaries) may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
12.    Vessel Sales and Write-down of Assets
During the three months ended June 30, 2026, the Company completed the sale of one Suezmax tanker for a total price of $53.5 million, with the Company recognizing a gain on sale of $32.3 million.
During the six months ended June 30, 2026, the Company completed the sales of three Suezmax tankers for a total price of $126.5 million, with the Company recognizing an aggregate gain on sales of $54.9 million. One of the tankers as well as its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025.
During the six months ended June 30, 2026, the Company agreed to sell one VLCC tanker for a price of $84.5 million, and the tanker as well as its related bunker and lube oil inventories were classified as held for sale as at June 30, 2026 (note 20).
During the three months ended June 30, 2025, the Company completed the sales of two Suezmax tankers for a total price of $62.0 million, with the Company recognizing an aggregate gain on sales of $13.9 million.
During the six months ended June 30, 2025, the Company completed the sales of four Suezmax tankers and two Aframax / LR2 tankers for a total price of for $182.5 million, with the Company recognizing an aggregate gain on sales of $52.9 million.
During the six months ended June 30, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
13.    Restructuring Charges
During the three and six months ended June 30, 2025, the Company recorded restructuring charges of $5.6 million, which related to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery was presented in revenues (note 3).
14.    Equity Income and Gain on Distribution from Equity-Accounted Investment
The Company has a 50% economic interest in a joint venture arrangement (or High-Q joint venture), which is jointly controlled by the Company and Wah Kwong Maritime Transport Holdings Limited. As at June 30, 2026, the High-Q joint venture no longer had any operational activities and is expected to be unwound during 2026.

During the six months ended June 30, 2026, the Company received a cash distribution from the High-Q joint venture in the amount of $1.5 million (2025 - $nil), which was recognized as part of equity income and gain on distribution from equity-accounted investment in the Company's unaudited consolidated statements of income. The Company does not have a contractual obligation to return any of the distribution received or provide additional financial support to the High-Q joint venture.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
For the three and six months ended June 30, 2026, the Company recorded equity income of $nil and $nil, respectively (2025 - $0.7 million and $0.9 million) which comprises its share of net income from the High-Q joint venture.
15.    Other (Expense) Income
The components of other (expense) income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Foreign exchange (loss) gain	(169)	31	957	462
Unrealized loss on marketable securities (1)	—	(390)	—	(5,111)
Other (expense) income	(393)	102	(698)	234
Total	(562)	(257)	259	(4,415)
(1)The Company sold its entire investment in marketable securities during the fourth quarter of 2025.
16.    Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Current	(5,808)	256	(8,488)	680
Deferred	732	176	(587)	222
Income tax (expense) recovery	(5,076)	432	(9,075)	902
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2026 $	2025 $
Balance as at January 1	31,073	41,404
Increases for positions related to the current year	1,844	174
Increases for positions related to prior years	3,021	2,576
Decreases related to expiry of limitation period	(3,562)	(7,785)
Foreign exchange loss	402	922
Balance as at June 30	32,778	37,291
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
17.    Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Net income	225,913	62,614	379,464	138,646

Weighted average number of common shares - basic (1)	34,797,239	34,580,482	34,778,018	34,531,935
Dilutive effect of stock-based awards	116,655	158,914	133,868	171,322
Weighted average number of common shares - diluted	34,913,894	34,739,396	34,911,886	34,703,257

Earnings per common share:
– Basic	6.49	1.81	10.91	4.02
– Diluted	6.47	1.80	10.87	4.00
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and six months ended June 30, 2026, a total of nil and 37,293 restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2025, a total of 3,371 and 4,141 restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and six months ended June 30, 2026 and 2025, there were no options that had an anti-dilutive effect on the calculation of diluted earnings per common share.
18.    Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	June 30, 2026	December 31, 2025	June 30, 2025	December 31, 2024
	$	$	$	$
Cash and cash equivalents	735,007	830,569	650,038	511,888
Restricted cash – current (1)	3,655	692	835	3,673
	738,662	831,261	650,873	515,561
(1)    The Company maintains restricted cash deposits for the purpose of acquiring EUAs (note 5) and also maintained restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs). As at December 31, 2025, the Company no longer maintained restricted cash deposits relating to FFAs.
The Company entered into new operating leases or extended existing operating leases for office premises and in-chartered vessels which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $4.0 million during the six months ended June 30, 2026 (2025 - $3.5 million). The increases to these balances had no cash impact.
19.     Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
b)Vessels Under Construction
In April 2026, the Company agreed to acquire two resale Suezmax tanker shipbuilding contracts for a total cost of $190.0 million. In June 2026, the transaction was completed upon the successful novation of the shipbuilding contracts and refund guarantees. The vessels are being built at a South Korean shipyard and are expected to be delivered in 2027. As at June 30, 2026, payments made towards the construction of these two vessels totaled $33.4 million, and the Company will pay the remaining $156.6 million balance of the contract commitments in installments which are due at various dates up to the delivery.

c)Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and, subject to policy terms, would enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
20.     Subsequent Events
a.In July 2026, the Company completed the sale of one VLCC tanker for a price of $84.5 million. This vessel and its related bunker and lube oil inventories were classified as held for sale in the unaudited consolidated balance sheet as at June 30, 2026 (note 12).
b.In July 2026, the Company’s Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended June 30, 2026. The dividend is payable on August 21, 2026 to all of Teekay Tankers Ltd.’s shareholders of record on August 10, 2026.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2026
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2025.

OVERVIEW
Our primary business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services and ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at June 30, 2026, our fleet consisted of 40 vessels, including five chartered-in vessels and two committed newbuildings. The following table summarizes our fleet as at June 30, 2026:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	3	—	3
Aframax Tankers / LR2 Product Tankers (1)	5	—	5
Total Fixed-Rate Fleet	8	—	8

Spot-rate:
Suezmax Tankers (2)	11	1	12
Aframax Tankers / LR2 Product Tankers (3)	13	2	15
Very Large Crude Carrier (or VLCC) Tanker (4)	1	—	1
Total Spot Fleet (5)	25	3	28

Committed Newbuildings:
Suezmax Tankers (6)	2	—	2
Total Committed Newbuildings	2	—	2

STS Support and Bunker Tanker Vessels (7)	—	2	2
Total Teekay Tankers Fleet	35	5	40
(1)Includes two Aframax / LR2 tankers subject to bareboat charter-out contracts, both of which were redelivered to us in July 2026 following the expiry of their contracts and have been trading in the spot market since redelivery.
(2)One Suezmax tanker is time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(3)One Aframax / LR2 tanker is time chartered-in for a period expiring in February 2027 with no option to extend. One 2023-built Aframax / LR2 tanker is time chartered-in for a period expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(4)Includes one owned VLCC tanker for which an agreement was put in place in February 2026 to sell the vessel. The tanker was trading on spot voyage charters in a pooling arrangement managed by a third party and was delivered to its purchaser in July 2026. The tanker is classified as held for sale as at June 30, 2026.
(5)As at June 30, 2026, a total of 27 of our owned and chartered-in vessels, as well as two vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
(6)Includes two Suezmax newbuildings that are scheduled to be delivered to us in 2027.
(7)Includes one bunker tanker which we chartered-in for a period expiring in May 2029. This bunker tanker is also chartered-out by us for the same corresponding period.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2026
PART I - FINANCIAL INFORMATION
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025.
SIGNIFICANT DEVELOPMENTS IN 2026
Global Tariffs and Trade

During 2025 and 2026, the U.S. administration and other governments have announced or taken actions to implement new or increased tariffs on foreign imports and port fees. These actions have resulted and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. Additionally, in early 2026, the U.S. Supreme Court struck certain of the tariffs implemented by the U.S. administration, who thereafter reimplemented certain tariffs in response, which may cause additional uncertainty and increase geopolitical tensions. These activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. In 2025, the U.S. and China announced new port fees that would apply to port calls of certain Chinese and U.S.-related tankers, respectively, which could be disruptive to our industry. These port fees subsequently have been suspended until October 2026. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Geopolitical Conflicts

Geopolitical conflicts and related sanctions, export controls, and price caps have significantly affected us and our industry, including by disrupting energy supply chains and trading patterns, and causing instability and volatility in the global economy. These conflicts include, among others, Russia’s ongoing invasion of Ukraine, and recently, Houthi rebels' declaration of a naval blockade on Saudi Arabia's oil exports, U.S. action in Venezuela and the subsequent shift in trade towards the compliant fleet of tankers, and the U.S.-Israel war with Iran which has led to the effective closure of the Strait of Hormuz, and a U.S. blockade of ships calling at Iranian ports. The latter conflict is impactful for global oil and tanker markets as it has led to a virtual stoppage of tanker transits through the Strait of Hormuz and a significant decline in crude oil and refined product exports from the Middle East Gulf region. Resultant trading inefficiencies in the first several months of the conflict have supported spot tanker rates. However, a prolonged closure of the Strait of Hormuz could lead to a sustained shortage of global oil supply relative to demand, leading to high crude oil prices, oil demand destruction, and lower crude oil tanker demand. The escalation and expansion of hostilities in the Middle East and the possibility of continuing instability or further escalation in Ukraine, Venezuela or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.

Vessel Sales

In February 2026, we entered into an agreement to sell one 2013-built VLCC tanker for a sale price of $84.5 million. This vessel and its related bunker and lube oil inventories were classified as held for sale in the unaudited consolidated balance sheet as at June 30, 2026. The VLCC tanker was delivered to its purchaser in early July 2026.

During the first and second quarters of 2026, we sold and delivered to their purchasers three Suezmax tankers for a total price of $126.5 million, which resulted in an aggregate gain on sales of $32.3 million and $54.9 million during the three and six months ended June 30, 2026, respectively.

Vessel Acquisitions

In January 2026, we completed the acquisitions of three 2016-bulit Aframax / LR2 tankers for a total purchase price of $141.5 million. Upon the completion of these purchases, we bareboat chartered out each tanker to the seller for periods between four months and eight months, after which we will assume commercial and technical management of the vessels. One vessel was redelivered to us in May 2026, and the remaining two vessels were redelivered to us in July 2026 following the expiry of their bareboat charter-out contracts. All three vessels have been trading in the spot market since redelivery.
In April 2026, we agreed to acquire two resale Suezmax tanker shipbuilding contracts for a total cost of $190.0 million. In June 2026, the transaction was completed upon the successful novation of the shipbuilding contracts and refund guarantees. The vessels are being built at a South Korean shipyard and are expected to be delivered in 2027. As at June 30, 2026, payments made towards the construction of these two vessels totaled $33.4 million, and we will pay the remaining $156.6 million balance of the contract commitments in installments which are due at various dates up to the delivery.
Time Chartered-out Vessels

During the first and second quarters of 2026, we entered into time charter-out contracts for two Suezmax tankers and one Aframax / LR2 tanker for terms between 10 months and 12 months at an average rate of $64,000 per day. Two of these charters commenced in the first quarter of 2026 while the third charter commenced in the second quarter of 2026.

Special Cash Dividend Declaration
In addition to our regular quarterly fixed dividend, in May 2026, our Board of Directors declared a special cash dividend of $1.00 per common share. This dividend was paid in June 2026.

Revolving Credit Facility

In April 2026, eight tankers were released from collateral securing obligations under the 2023 Revolver, and the aggregate amount of borrowings available at that time under the 2023 Revolver were reduced by $60.5 million. As at June 30, 2026, the aggregate borrowings available under the 2023 Revolver were $97.6 million.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates, which represent net revenues (or income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out and bareboat charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax, Aframax / LR2 and VLCC tankers (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.
Summary

Our consolidated income from operations was $369.6 million for the six months ended June 30, 2026, compared to $129.4 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $218.1 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first half of 2026 compared to the same period in the prior year;

•an increase of $30.0 million due to the acquisitions of four Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026;

•an increase of $11.3 million due to certain vessels commencing on time charter-out contracts at various times and earning a higher average rate in the first half of 2026 compared to the rate from the same period in the prior year; and

•an increase of $9.8 million due to the amortization of in-process revenue related to the acquisition of the three Aframax / LR2 tankers in the first quarter of 2026;

partially offset by:

•a decrease of $25.1 million due to the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026.

Details of the changes to our results of operations for the three and six months ended June 30, 2026, compared to the three and six months ended June 30, 2025, are provided below.

Three and Six Months Ended June 30, 2026 versus Three and Six Months Ended June 30, 2025

Tankers - Operating Results
We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts, or (iv) are subject to short-term bareboat charter contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.
The following table presents the Tankers' operating results for the three and six months ended June 30, 2026 and 2025, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Revenues	335,600	195,650	71.5%	589,471	398,154	48.1%
Voyage expenses	(77,341)	(78,638)	(1.6)%	(134,956)	(165,505)	(18.5)%
Net revenues(1)	258,259	117,012	120.7%	454,515	232,649	95.4%

Vessel operating expenses	(32,411)	(32,443)	(0.1)%	(63,424)	(68,190)	(7.0)%
Charter hire expenses	(8,463)	(10,991)	(23.0)%	(17,521)	(24,780)	(29.3)%
Depreciation and amortization	(20,816)	(20,944)	(0.6)%	(43,004)	(44,184)	(2.7)%
General and administrative expenses	(15,275)	(14,505)	5.3%	(25,655)	(24,217)	5.9%
Gain on sale and write down of assets	32,291	13,895	132.4%	54,947	52,058	5.5%
Income from operations	213,585	52,024	310.6%	359,858	123,336	191.8%

Gain on distribution and equity income from equity-accounted investment	—	659	(100.0)%	1,500	889	68.7%
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Revenues. Net revenues were $258.3 million and $454.5 million for the three and six months ended June 30, 2026, respectively, compared to $117.0 million and $232.6 million for the same periods in the prior year.
The net increase for the three and six months ended June 30, 2026 compared to the same periods in the prior year was primarily the result of:

•increases of $132.3 million and $218.1 million for the three and six months ended June 30, 2026, respectively, due to higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•increases of $8.6 million and $11.3 million for the three and six months ended June 30, 2026, respectively, primarily due to certain vessels commencing on time charter-out contracts at various times and earning a higher average rate compared to the rate from the comparative period;

•increases of $4.3 million and $9.8 million for the three and six months ended June 30, 2026, respectively, due to the amortization of in-process revenue related to the acquisition of the three Aframax / LR2 tankers in the first quarter of 2026; and

•an increase of $0.9 million for the three months ended June 30, 2026 due to fewer off-hire days related to the timing of dry dockings compared to the same period in the prior year;

partially offset by:

•net decreases of $3.0 million and $13.0 million for the three and six months ended June 30, 2026, respectively, due to the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, as well as the redeliveries of two chartered-in tankers to their owners between the start of the first quarter of 2025 and the end of the third quarter of 2025, partially offset by the acquisitions of four Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026; and

•decreases of $1.6 million and $4.1 million for the three and six months ended June 30, 2026, respectively, due to lower revenues related to certain STS support service activities compared to the same periods in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $32.4 million and $63.4 million for the three and six months ended June 30, 2026, respectively, compared to $32.4 million and $68.2 million for the same periods in the prior year.

The net decreases for the three and six months ended June 30, 2026 compared to the same periods in the prior year were primarily the result of:

•net decreases of $2.3 million and $7.0 million for the three and six months ended June 30, 2026, respectively, resulting from the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, partially offset by the acquisition of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, including the redelivery of one Aframax / LR2 tanker, which was acquired in the first quarter of 2026, upon expiry of its bareboat chartered-out contract; and

•decreases of $0.5 million and $1.0 million for the three and six months ended June 30, 2026, respectively, resulting from lower expenditures related to certain STS support service activities during the first half of 2026;

partially offset by:

•increases of $1.3 million and $1.1 million for the three and six months ended June 30, 2026, respectively, resulting from higher crewing-related and ship management costs during the first half of 2026; and

•increases of $1.2 million and $1.8 million for the three and six months ended June 30, 2026, respectively, resulting from higher repair and maintenance related expenditures during the first half of 2026.

Charter Hire Expenses. Charter hire expenses were $8.5 million and $17.5 million for the three and six months ended June 30, 2026, respectively, compared to $11.0 million and $24.8 million for the same periods in the prior year. The decreases were primarily due to the redeliveries of two chartered-in tankers and one chartered-in lightering service vessel to their owners between the start of the first quarter of 2025 and the end of the first quarter of 2026.

Depreciation and Amortization. Depreciation and amortization was $20.8 million and $43.0 million for the three and six months ended June 30, 2026, respectively, compared to $20.9 million and $44.2 million for the same periods in the prior year. The net decreases were primarily due to the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, partially offset by the acquisitions of four Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, as well as the dry docks of certain vessels that are subject to a shorter amortization period compared to the previous dry docks.

General and Administrative Expenses. General and administrative expenses were $15.3 million and $25.7 million for the three and six months ended June 30, 2026, respectively, compared to $14.5 million and $24.2 million for the same periods in the prior year. The increases were primarily due to higher costs related to compensation and benefits.
Gain on Sale and Write-Down of Assets. The gain on sale of assets of $32.3 million and $54.9 million for the three and six months ended June 30, 2026, respectively, were related to the sales of three Suezmax tankers.
The gain on sale and write-down of assets of $13.9 million and $52.1 million for the three and six months ended June 30, 2025 were related to:
•the sales of two Suezmax tankers, which resulted in an aggregate gain on sales of $13.9 million during the three and six months ended June 30, 2025, as well as the sales of two Aframax / LR2 tankers and two Suezmax tankers, which resulted in an aggregate gain on sales of $39.0 million during the six months ended June 30, 2025;

partially offset by:

•the impairment recorded for two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the six months ended June 30, 2025.

Gain on Distribution and Equity Income from Equity-accounted Investment. Gain on distribution from equity-accounted investment was $nil and $1.5 million for the three and six months ended June 30, 2026, respectively, compared to equity income of $0.7 million and $0.9 million for the same periods in the prior year. The decrease for the three months ended June 30, 2026 compared to the same period in the prior year was due to the joint venture having no operating activities after selling its VLCC tanker to us in August 2025. The increase for the six months ended June 30, 2026 compared to the same period in the prior year was primarily due to a $1.5 million gain recognized on the receipt of a cash distribution from the equity-accounted joint venture in the first quarter of 2026.

Tanker Market

Crude tanker spot rates surged to record highs in the second quarter of 2026, driven by severe geopolitical disruption in the Middle East following the conflict between the United States (or U.S.) and Iran which escalated on February 28, 2026.

A series of attacks on vessels transiting the Strait of Hormuz sharply reduced traffic and led to a collapse in Middle East crude oil production and exports in the weeks following the onset of hostilities, creating immediate dislocation across global crude markets. With the Strait of Hormuz effectively closed, Asian refiners were forced to source replacement barrels from the Atlantic Basin rather than the significantly closer Middle East. This shift triggered a wave of long‑haul crude movements, stretching the global tanker fleet and tightening available tonnage. At the same time, a number of vessels were held out of the market as they were trapped inside the Gulf due to safety concerns or strategic positioning, further amplifying upward pressure on spot rates.

By the latter part of the quarter, tanker spot rates began to correct as trade flows adjusted to the new reality. Large crude tanker rates remained relatively well supported due to sustained long‑haul demand, while Aframax rates fell more rapidly due to an influx of newbuildings and LR2s switching from clean to dirty trades. Nevertheless, rates remained well above long-term averages.

On June 17, 2026, the U.S. and Iran signed a Memorandum of Understanding (or MoU) which provided a framework agreement aimed at ending hostilities, lifting economic blockades, and opening a 60-day window to negotiate a permanent peace treaty. In the two weeks that followed the signing, transits through the Strait of Hormuz increased and Middle East exports began to recover. However, renewed hostilities at the start of July, including fresh attacks on vessels transiting the Strait of Hormuz, have led to a collapse of the agreement, leaving the outlook highly uncertain at the time of writing. Renewed uncertainty and the potential need to reposition ships back to the Atlantic Basin should Asian refiners look for alternate sources of crude oil supply could lead to continued rate volatility.

Looking ahead, while oil demand and supply are contingent on the development of the U.S.-Iran conflict, major oil agencies expect global oil demand to rebound once the U.S.-Iran conflict is resolved, with the International Energy Agency (or IEA) projecting growth of 2.1 million barrels per day (or mb/d) in 2027. Furthermore, global oil supply is expected to grow strongly due to an expected recovery in OPEC+ production should the U.S.-Iran conflict be resolved, coupled with non-OPEC+ supply growth led by the Americas and the United Arab Emirates, who left the OPEC+ group on May 1, 2026 and are now free to increase production without having to adhere to production quotas. As per the IEA’s projections, global supply growth is projected to outstrip demand growth in 2027. This could create the conditions needed for restocking depleted global oil inventories, with combined commercial and strategic inventories in the OECD currently the lowest in over 20 years, providing a boost to tanker demand.

On the fleet supply side, a high level of new tanker orders in 2026 has expanded the orderbook, which now stretches into 2030. Scrapping activity remains limited, though pressure is building on the dark fleet of older vessels due to fewer trading markets as sanctions are lifted and as regulatory scrutiny increases. In addition, the tanker fleet continues to age, with the average age of the mid-size tanker fleet now the oldest in over 30 years. We believe the eventual removal of these older vessels should help in reducing the impact of rising tanker deliveries in the coming years.
Tankers - Fleet and TCE Rates
As at June 30, 2026, we owned 33 double-hulled oil and product tankers and time chartered-in two Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and one STS support vessel. We also have two committed Suezmax newbuildings that are scheduled to be delivered in 2027.
The following tables highlight the operating performance of our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out and bareboat charter-out vessels, measured in TCE rates, or net voyage per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses:

	Three Months Ended June 30, 2026
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$160,370	$(39,752)	$319	$120,937	1,108	$109,171
Voyage-charter contracts - Aframax / LR2 (4)	$130,089	$(36,833)	$903	$94,159	1,270	$74,149
Voyage-charter contracts - VLCC (5)	$9,650	$164	$344	$10,158	82	$123,189
Time charter-out contracts - Suezmax	$17,063	$(1,220)	$(71)	$15,772	273	$57,773
Time charter-out contracts - Aframax / LR2	$8,176	$(179)	$51	$8,048	217	$37,043
Bareboat charter-out contracts - Aframax / LR2	$2,655	$(45)	$45	$2,655	224	$11,850
Total	$328,003	$(77,865)	$1,591	$251,729	3,174	$79,300
(1)Excludes $4.3 million of in-process revenue amortization related to our bareboat charter-out contracts for the three Aframax vessels that we acquired in January 2026, $3.0 million of revenues related to our STS support services operations, and $0.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $0.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $3.0 million of revenues and $1.7 million of voyage expenses related to our Suezmax FSL operations, and $9.8 million of revenues and $2.2 million of voyage expenses related to our Aframax / LR2 FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

	Three Months Ended June 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$102,507	$(43,252)	$1,032	$60,287	1,822	$33,089
Voyage-charter contracts - Aframax / LR2 (4)	$84,196	$(34,646)	$219	$49,769	1,577	$31,547
Time charter-out contracts - Aframax / LR2	$2,579	$(59)	$—	$2,520	51	$49,134
Total	$189,282	$(77,957)	$1,251	$112,576	3,450	$32,623
(1)Excludes $4.6 million of revenues related to our STS support services operations, $1.5 million of revenues related to certain bunker related activities, and $0.2 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $1.3 million of expenses related to certain bunker related activities and includes $0.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $2.7 million of revenues and $1.9 million of voyage expenses related to our Suezmax FSL operations, and $5.8 million of revenues and $2.8 million of voyage expenses related to our Aframax / LR2 FSL operations.

	Six Months Ended June 30, 2026
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$274,542	$(70,028)	$550	$205,064	2,462	$83,293
Voyage-charter contracts - Aframax / LR2 (4)	$240,041	$(66,040)	$1,014	$175,015	2,619	$66,827
Voyage-charter contracts - VLCC (5)	$16,619	$863	$511	$17,993	171	$104,904
Time charter-out contracts - Suezmax	$23,155	$(1,718)	$(71)	$21,366	398	$53,684
Time charter-out contracts - Aframax / LR2	$13,615	$(367)	$130	$13,378	381	$35,092
Bareboat charter-out contracts - Aframax / LR2	$5,532	$(65)	$65	$5,532	467	$11,850
Total	$573,504	$(137,355)	$2,199	$438,348	6,498	$67,454

(1)Excludes $9.8 million of in-process revenue amortization related to our bareboat charter-out contracts for the three Aframax vessels that we acquired in January 2026, $5.4 million of revenues related to our STS support services operations, $0.6 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.2 million of revenues related to certain bunker related activities.
(2)Includes $2.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $3.0 million of revenues and $1.7 million of voyage expenses related to our Suezmax FSL operations, and $42.8 million of revenues and $11.2 million of voyage expenses related to our Aframax / LR2 FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

	Six Months Ended June 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$211,272	$(94,784)	$1,288	$117,776	3,970	$29,667
Voyage-charter contracts - Aframax / LR2 (4)	$168,074	$(71,344)	$200	$96,930	3,271	$29,631
Time charter-out contracts - Aframax / LR2	$7,057	$(117)	$3	$6,943	141	$49,143
Total	$386,403	$(166,245)	$1,491	$221,649	7,382	$30,024
(1)Excludes $9.5 million of revenues related to our STS support services operations, $1.8 million of revenues related to certain bunker related activities, and $0.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $1.3 million of expenses related to certain bunker related activities and includes $2.1 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $11.4 million of revenues and $7.5 million of voyage expenses related to our Suezmax FSL operations, and $11.6 million of revenues and $5.3 million of voyage expenses related to our Aframax / LR2 FSL operations.

Marine Services and Other - Operating Results
As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 12 Australian government-owned vessels. In addition, we provide technical and crewing management services for two patrol boats; we also bareboat charter-in a bunker tanker which we have time chartered-out to a third party. Marine Services and Other also consists of management services provided to Teekay and third parties.

The following table presents the Marine Services and Other operating results for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Revenues	43,908	37,216	18.0%	76,131	66,351	14.7%
Vessel operating expenses	(34,897)	(28,056)	24.4%	(65,101)	(53,477)	21.7%
Charter hire expenses	(627)	(627)	—%	(1,247)	(1,247)	—%
Restructuring charges (1)	—	(5,568)	(100.0)%	—	(5,568)	(100.0)%
Income from operations	8,384	2,965	182.8%	9,783	6,059	61.5%
(1)Restructuring charges include severance costs of $5.6 million resulting from the termination of a management contract related to our Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
Income from operations for Marine Services and Other was $8.4 million and $9.8 million for the three and six months ended June 30, 2026, respectively, compared to $3.0 million and $6.1 million for the same periods in the prior year. The increases were primarily due to higher results from operational and maintenance marine services in Australia resulting from a recovery of certain crewing costs that was recognized during the three months ended June 30, 2026, as well as an increase in the number of vessels under management, partially offset by higher compensation and crewing-related expenses.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Interest income	10,379	7,568	37.1%	18,425	13,425	37.2%
Interest expense	(797)	(777)	2.6%	(1,286)	(1,550)	(17.0)%
Other (expense) income	(562)	(257)	118.7%	259	(4,415)	(105.9)%
Income tax (expense) recovery	(5,076)	432	(1,275.0)%	(9,075)	902	(1,106.1)%
Interest Income. Interest income was $10.4 million and $18.4 million for the three and six months ended June 30, 2026, respectively, compared to $7.6 million and $13.4 million for the same periods in the prior year. The net increases were primarily due to higher average balances for cash and short-term investments, partially offset by a lower average interest rate.

Interest Expense. Interest expense was $0.8 million and $1.3 million for the three and six months ended June 30, 2026, respectively, compared to $0.8 million and $1.6 million for the same periods in the prior year. The decrease for the six months ended June 30, 2026 compared to the same period in the prior year was primarily due to lower commitment fees related to our 2023 Revolver.
Other (Expense) Income. Other expense was $0.6 million and other income was $0.3 million for the three and six months ended June 30, 2026, respectively, compared to other expense of $0.3 million and $4.4 million for the same periods in the prior year. The changes were primarily due to an unrealized loss recognized in the first half of 2025 on our investment in marketable securities, all of which were sold during the fourth quarter of 2025, as well as changes in foreign currency exchange rates related to our accrued tax and working capital balances.
Income Tax (Expense) Recovery. Income tax expense was $5.1 million and $9.1 million for the three and six months ended June 30, 2026, respectively, compared to income tax recovery of $0.4 million and $0.9 million for the same periods in the prior year. The changes were primarily due to lower recoveries during the first half of 2026 related to the expiry of the tax limitation period in certain jurisdictions, changes in vessel trading activities, as well as fluctuations in current income taxes and deferred income tax balances related to certain jurisdictions. For additional information, please read "Item 1 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this report.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate charters to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as geopolitical events, sanctions and other factors which influence oil trade routes and tonne-mile supply and demand. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are interest income from short-term investments, long-term bank borrowings, lease or equity financings, and proceeds from the sales of older vessels.

As of June 30, 2026, we have one credit facility, our 2023 Revolver, with no balance drawn, and we had no vessels subject to finance leases. Our 2023 Revolver is described in "Item 1 – Financial Statements: Note 7 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 7 - Long-Term Debt" of this report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at June 30, 2026, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at June 30, 2026, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, installments related to newbuilding contracts, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our Class A common shares under our share repurchase program, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
	2026	2025
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	364,303	130,065
Net cash flow used for financing activities	(51,760)	(51,487)
Net cash flow (used for) provided by investing activities	(405,142)	56,734

Net Operating Cash Flow
The $234.2 million increase in net operating cash flow for the six months ended June 30, 2026, compared to the same period in 2025 was primarily due to:

•a net increase of $235.1 million in cash inflows primarily due to higher operating earnings during the first half of 2026 resulting from higher average realized spot tanker rates, as well as the acquisitions of four Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, partially offset by the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026; and

•an increase of $4.0 million in cash inflows related to changes in net working capital during the first half of 2026 compared to the same period of the prior year;

partially offset by:

•an increase of $4.8 million in cash outflows related to expenditures for dry-docking activities during the first half of 2026 compared to the same period of the prior year.

Net Financing Cash Flow
The $0.3 million increase in net cash flow used for financing activities for the six months ended June 30, 2026, compared to the same period in 2025, was primarily due to an increase in cash outflows resulting from cash dividends on our common shares paid during the first half of 2026 compared to the same period of the prior year.
Net Investing Cash Flow
Net cash flow used for investing activities was $405.1 million for the six months ended June 30, 2026 compared with net cash flow provided by investing activities of $56.7 million for the six months ended June 30, 2025. The $461.9 million change between these periods was primarily due to:

•an increase of $393.6 million in cash outflows resulting from a net increase in our short-term investments during the first half of 2026;

•a decrease of $58.8 million in cash inflows resulting from lower net proceeds received from the sales of three Suezmax tankers during the first half of 2026 compared to net proceeds received from the sales of four Suezmax tankers and two Aframax / LR2 tankers in the same period of the prior year; and

•an increase of $33.4 million in cash outflows resulting from advances paid in relation to two Suezmax tanker shipbuilding contracts during the first half of 2026;

partially offset by:

•a decrease of $20.6 million in cash outflows resulting from a lower payment made during the first half of 2026 in relation to the remaining balance for the acquisitions of three Aframax / LR2 tankers, compared to the payment made for the acquisition of one Aframax / LR2 tanker during the first half of 2025;

•a decrease of $2.3 million in cash outflows resulting from an investment in marketable securities during the first half of 2025; and

•an increase of $1.5 million in cash inflows resulting from a distribution from our equity-accounted joint venture during the first quarter of 2026.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, short-term investments, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 7- Long-Term Debt" of this report.

For information on our dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025.

Our total consolidated liquidity, including cash, cash equivalents, short-term investments and undrawn credit facility, increased by $284.9 million during the six months ended June 30, 2026 from $1.0 billion as at December 31, 2025 to $1.3 billion as at June 30, 2026. The net increase during the six months ended June 30, 2026 was primarily a result of the following events or changes: $364.3 million of net operating cash inflow during the first half of 2026; $125.3 million received from the sale of three Suezmax tankers; a $1.5 million distribution received from our equity-accounted joint venture; and $1.2 million of proceeds received upon the exercise of stock options; partially offset by $74.1 million of reduction in the borrowing capacity of our 2023 Revolver; $52.0 million of cash dividends paid on our common shares; $42.4 million paid towards the purchase of three Aframax / LR2 tankers; $33.4 million of advances paid in relation to two Suezmax tanker shipbuilding contracts; $3.0 million of restricted cash reserved for the purchase of European Union allowances; and $1.5 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity at June 30, 2026, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at June 30, 2026. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. Approximately 65% of our fleet is currently aged 15 years and older, and we intend to continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, short-term investments, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our other contractual obligations as at June 30, 2026:

(in millions of U.S. Dollars)	Total	12 Months Following June 30, 2026	Remainder of 2027	2028	2029
U.S. Dollar-Denominated Obligations
Installments related to the construction of two Suezmax tankers	156.6	95.5	61.1	—	—
Chartered-in vessels (operating leases) (1)	49.5	29.0	4.6	8.5	7.4
Total	206.1	124.5	65.7	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of June 30, 2026.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 1 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes or penalties related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in, “Item 1 – Financial Statements: Note 5 – Intangible Assets and Other Non-Current Assets” and “Item 1 – Financial Statements: Note 6 – Accrued Liabilities and Other Long-Term Liabilities” of this report. In addition to the EU ETS, the inclusion of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. The inclusion of the maritime industry in the UK Emissions Trading Scheme (or UK ETS) as of July 1, 2026, will require us to acquire allowances related to our greenhouse gas emissions for certain voyages, for which the impact on our business is not determinable with certainty at this time. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services. In addition, geopolitical conflicts, governmental sanctions and tariffs, and U.S. and Chinese port fee measures (that took effect in October 2025 but have been mutually agreed to be suspended until October 2026) could have significant financial and other impacts on our industry and business, which we cannot predict with certainty at this time.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no significant changes to these estimates and assumptions for the six months ended June 30, 2026.

NON-GAAP FINANCIAL MEASURE

Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters and bareboat charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Tankers
Income from operations	213,585	52,024	359,858	123,336
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,411	32,443	63,424	68,190
Charter hire expenses	8,463	10,991	17,521	24,780
Depreciation and amortization	20,816	20,944	43,004	44,184
General and administrative expenses	15,275	14,505	25,655	24,217
Gain on sale and write-down of assets	(32,291)	(13,895)	(54,947)	(52,058)
Net revenues	258,259	117,012	454,515	232,649

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2026 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global or regional oil demand and supply;
•future tanker rates;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of conflict in the Middle East (including the U.S.-Israel war with Iran, the effective closure and the U.S. blockade of the Strait of Hormuz and the ongoing issues with the Bab el-Mandeb Strait, the Israel-Hamas conflict, and attacks on vessels in the Red Sea areas), the Russia-Ukraine war, and/or the U.S. actions in Venezuela on the global economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the impact of global tariffs, port fees, sanctions, export controls, price caps and potential trade wars;
•the effect on us and our industry of additional (although currently suspended) port docking fees applicable to (a) Chinese-built vessels docking at U.S. ports starting in October 2025 and (b) vessels owned, operated and/or built by entities or individuals having specified relationships with the U.S. that dock at Chinese ports;
•the effect of typical seasonal variations on tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•the sufficiency of our liability insurance coverage;
•the timing of payment of cash dividends;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, "should" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the price, production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the inclusion of the maritime industry in the EU ETS and the UK ETS and the effectiveness of the EU FuelEU Maritime regulation; the interpretation and enforcement of U.S. and China port fee regulations and any changes to their current suspension; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes to our dividend policy; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the impact of geopolitical tensions and conflicts, including the U.S.-Israel war with Iran, the effective closure of the Strait of Hormuz and the ongoing issues with the Bab el-Mandeb Strait, the Israel and Hamas war, attacks on tankers in the Red Sea, the Russia-Ukraine war, U.S. action relating to Venezuela, and related sanctions, tariffs and import and other restrictions; changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2025. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
June 30, 2026
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, including below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.
The escalation of hostilities in and around the Strait of Hormuz could lead to further global economic instability, disrupt our operations and the industry in which we operate, increase costs, and adversely impact our business.
Typically, approximately 20% of the petroleum consumed worldwide is transported through the Strait of Hormuz. However, the recent U.S.-Israel war with Iran has led to the effective closure of the Strait of Hormuz, a U.S. blockade of ships calling at and departing from Iranian ports, damage to the energy infrastructure in the Middle East Gulf region, and ongoing issues with the Bab el-Mandeb Strait, all of which have impacted global oil and tanker markets. The current effective cessation of tanker transits through the Strait of Hormuz has significantly reduced crude oil and refined product exports from the Middle East Gulf region. Trading inefficiencies since the commencement of the conflict have supported spot tanker rates but have also increased certain operating costs, including bunker fuel and insurance premiums. A prolonged closure of the Strait of Hormuz could lead to a sustained shortage of global oil supply relative to demand and to high crude oil prices, which in turn could significantly reduce oil demand and crude oil tanker demand over time. Until the conflict is resolved, oil and tanker markets likely will continue to exhibit high levels of volatility and unpredictability. Although we are unable to predict the ultimate impact of the current conflict on the global economy, oil supply and demand, spot tanker rates, and the distribution, production and transportation of oil, we realize that the conflict could adversely impact our business, results of operations, financial condition, and cash flows.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
Our 2026 Annual General Meeting was held on June 16, 2026. The following persons were elected directors for a term of one year by the votes set forth opposite their names:

Terms expiring 2027	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Heidi Locke Simon	43,441,793	573,089	N/A	N/A
Poul Karlshoej	41,887,338	2,127,544	N/A	N/A
Rudolph Krediet	41,895,031	2,119,851	N/A	N/A
Kenneth Hvid	42,057,394	1,957,488	N/A	N/A
Peter Antturi	40,067,402	3,947,480	N/A	N/A
David Schellenberg	43,789,702	225,180	N/A	N/A
Alan Semple	43,656,397	358,485	N/A	N/A
The appointment by the Board of Directors of KPMG LLP, as the independent auditors of the Company for the fiscal year ending December 31, 2026, was also ratified by the shareholders by the following votes:
Votes For: 46,237,223        Votes Against: 86,719        Votes Withheld or Abstentions: 132,271
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	July 31, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)